Maneki Mining Inc.
 4462 John Street
Vancouver , BC
V5V 3X1

September 7, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington , D.C.
20549-7010

Attn: Jennifer R. Hardy or Edward M. Kelly

Re:       Maneki Mining Inc.
            Registration Statementon Form SB-2
            File No. 333-125898

Dear Mr. Kelly/ Ms. Hardy

In response to your comment letter dated August 11, 2005 we have filed an amendment to the SB-2 which was originally filed on June 17, 2005.  To help expedite your review please find attached three marked copies of the amendment. Also included is the supplemental information requested: May 1997 report by E.B. Ekren, and corrected version of Ken Brook’s December 2004 report on the Poison Gulch Property.

Please find below responses to each individual comment:

  Updated financials included (June 30, 2005)
  Paragraph moved

Description and Location of the Poison Gulch mineral claims, page 22

  Copy of Geology of the Poison Claims Area, Rough Mountain Quadrangle, Owyhee County, Idaho by E.B. Ekren May 1997 Included in package.

Recommendations, page 26

  The numbers on page 1 of the geologic report prepared by Mr. Doyle Kenneth Brook that we provided you are typing errors. The correct numbers are on Table One of his report. The typing errors have been corrected and we have furnished you with a correct version in our package.

Plan of Operations, page 27

  In order to remain consistent as suggested we have removed the US dollars from the section “Recommendations”.  The reason for the difference in the figures is that for phase one Mr. Brook suggested  Maneki stake additional claims, however as stated in the “Plan of Operations” we have decided not to stake additional claims at this time and therefore the cost estimates are different.  Please refer to paragraph one of “Plan of Operations” for greater clarity.

  Revised

Recent Sales of Unregistered Securities, page 48

  Revised pages 30-31 to reconcile.

Exhibit 5.1

  – 11. Revised by Legal Counsel see revised Exhibit 5.1

Exhibit 23.2

  – 13.  According to the SEC's Filer Technical Support, although the updated page two of the geologists' consent was correctly submitted, because it was named the same as the original SB-2 geologists' consent page two, that original page two is being displayed.  The updated page two of the geologist consent will be renamed and re-filed with Amendment #2.

Yours truly,

/s/ Sean Philip Watkinson
Sean Philip Watkinson
President